Invictus MD Strategies Corp.
Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended July 31, 2018 and 2017

Invictus MD Strategies Corp.
Condensed interim consolidated statements of financial position
(Expressed in Canadian dollars)

		July 31,	January 31,
		2018	2018
	Notes	$	$
		(unaudited)
Assets
Current
Cash and cash equivalents	19	10,669,730	37,593,985
Accounts receivable	3	859,853	883,381
Prepaid expenses and other	4	2,531,963	329,109
Biological assets	5	56,204	181,534
Inventory	6	2,962,311	2,302,484
Loans receivable	7	1,075,000	375,000
		18,155,061	41,665,493

Investments in associates	8	25,881,167	13,281,002
Property, plant and equipment	9	12,865,342	5,871,398
Intangible assets	10	46,473,857	40,641,365
Goodwill	11	13,987,546	13,987,546
Total assets		117,362,973	115,446,804

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	12,13	3,842,925	2,021,238
Deferred revenue		–	561,166
		3,842,925	2,582,404

Deferred tax liability		9,937,805	10,030,000
Total liabilities		13,780,730	12,612,404

Shareholders' equity
Share capital	14	119,318,655	107,231,193
Contributed surplus		20,487,541	21,143,715
Deficit		(37,877,264)	(27,178,934)
Equity attributed to common shareholders		101,928,932	101,195,974
Non-controlling interest		1,653,311	1,638,426
Total shareholders' equity		103,582,243	102,834,400
Total liabilities and shareholders' equity		117,362,973	115,446,804

Nature of operations (Note 1)
Commitments (Note 17)
Subsequent events (Note 20)

Approved by the Board of Directors:

“Dan Kriznic”	“Aaron Bowden”
Dan Kriznic, Director	Aaron Bowden, Director

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Invictus MD Strategies Corp.
Condensed interim consolidated statements of operations and comprehensive loss
(Unaudited – expressed in Canadian dollars)

		Three months ended July 31,		Six months ended July 31,
		2018	2017	2018	2017
	Notes	$	$	$	$

Revenue	18	460,985	566,431	1,763,038	1,059,879
Production costs		317,310	477,599	1,391,966	909,016
Gross margin before fair value adjustment		143,675	88,832	371,072	150,863
Fair value changes included in inventory sold		4,814	–	4,814	–
Unrealized gain on changes in fair value of biological assets	5	(23,409)	–	(360,095)	–
Gross margin		162,270	88,832	726,353	150,863
Operating expenses
Sales and marketing	10	1,489,555	998,844	3,899,329	1,721,212
General and administrative		2,293,482	1,506,799	4,103,126	2,428,582
Share-based compensation	14	1,533,537	33,719	1,571,727	4,612,568
Acquisition costs		100,000	466,261	100,000	3,229,798
Depreciation and amortization	9,10	918,037	–	1,705,090	1,141
		6,334,611	3,005,623	11,379,272	11,993,301
Loss from operations		(6,172,341)	(2,916,791)	(10,652,919)	(11,842,438)
Other income (expense)
Interest income		233,006	–	270,122	–
Foreign exchange gain		4,658	9,812	6,993	3,864
Other income		–	43,465	–	97,538
Equity loss on investments		(237,532)	(116,491)	(399,836)	(116,491)
		132	(63,214)	(122,721)	(15,089)
Net loss before income tax		(6,172,209)	(2,980,005)	(10,775,640)	(11,857,527)
Deferred income tax recovery		92,195	–	92,195	–
Net loss and comprehensive loss		(6,080,014)	(2,980,005)	(10,683,445)	(11,857,527)
Net loss and comprehensive loss attributed to
Shareholders of the Company		(6,074,255)	(2,973,859)	(10,698,330)	(11,825,577)
Non-controlling interest		(5,759)	(6,146)	14,885	(31,950)
		(6,080,014)	(2,980,005)	(10,683,445)	(11,857,527)
Net loss per common share Basic and diluted		(0.06)	(0.04)	(0.11)	(0.21)

Weighted average number of common shares outstanding		94,260,429	74,835,992	93,708,383	56,234,892

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Invictus MD Strategies Corp.
Condensed interim consolidated statements of changes in shareholders’ equity
(Unaudited – expressed in Canadian dollars)

			Contributed	Non-controlling
		Share capital	surplus	interest	Deficit	Total
	Number of shares	$	$	$	$	$
Balance, January 31, 2017	27,839,600	17,238,846	6,137,595	1,649,570	(7,401,110)	17,624,901
Shares and warrants issued for Acreage acquisition	20,000,000	36,800,000	2,890,884	-	-	39,690,884
Exercise of stock options	100,000	172,683	(80,683)		-	92,000
Exercise of warrants	1,503,758	2,517,970	(527,654)	-	-	1,990,316
Private placements	28,354,130	32,522,037	8,685,278	-	-	41,207,315
Share insurance costs	281,818	(5,269,359)	881,874	-	-	(4,387,485)
Share issued for services rendered	2,000,000	3,032,000	-	-	-	3,032,000
Stock-based compensation	-	-	4,612,568	-	-	4,612,568
Net loss and comprehensive loss	-	-	-	(31,950)	(11,825,577)	(11,857,527)
Balance, July 31, 2017	80,079,306	87,014,177	22,599,862	1,617,620	(19,226,687)	92,004,972

Balance, January 31, 2018	89,313,485	107,231,193	21,143,715	1,638,426	(27,178,934)	102,834,400
Shares issued for Genetics acquisition	2,631,141	4,084,044	-	-	-	4,084,044
Exercise of stock options	332,500	877,348	(369,298)	-	-	508,050
Exercise of warrants	4,346,731	7,126,070	(1,858,603)	-	-	5,267,467
Share-based compensation	-	-	1,571,727	-	-	1,571,727
Net loss and comprehensive loss	-	-	-	14,885	(10,698,330)	(10,683,445)
Balance, July 31, 2018	96,623,857	119,318,655	20,487,541	1,653,311	(37,877,264)	103,582,243

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements

Invictus MD Strategies Corp.
Condensed interim consolidated statements of cash flows
(Unaudited – expressed in Canadian dollars)

		Six months ended July 31,
		2018	2017
	Notes	$	$
Operating activities
Net loss		(10,683,445)	(11,857,527)
Items not affecting cash
Unrealized gain on changes in fair value of biological assets		(360,095)	–
Acquisition costs		–	3,032,000
Share-based compensation		1,571,727	4,612,568
Depreciation and amortization		1,705,090	1,141
Equity loss on investments		399,836	116,491
Deferred income tax recovery		(92,195)	–
Changes in non-cash working capital balances
Decrease (increase) in accounts receivable		23,528	(86,215)
Increase in prepaid expenses and other		(2,202,854)	(173,278)
Increase in biological assets		(5,292)	–
Increase in inventory		(169,110)	(70,178)
Increase in accounts payable and accrued liabilities		1,821,687	137,271
Decrease in deferred revenue		(561,166)	–
Net cash used in operating activities		(8,552,289)	(4,287,727)

Investing activities
Increase in investments	8	(13,000,001)	–
Increase in loans receivable	7	(700,000)	–
Decrease in other assets		–	175,000
Acquisition of Acreage Pharms	11	–	(6,200,000)
Purchase of property, plant and equipment	9	(7,234,495)	(1,263,883)
Purchase of intangible assets	10	(3,212,987)	(108,677)
Net cash used in investing activities		(24,147,483)	(7,397,560)

Financing activities
Exercise of stock options		508,050	92,000
Exercise of warrants		5,267,467	1,990,317
Private placements		–	41,207,315
Share issuance costs		–	(4,387,485)
Decrease in bank indebtedness		–	(91,144)
Proceeds from issuance of note payable		–	40,000
Repayment of note payable		–	(2,000,000)
Net cash provided by financing activities		5,775,517	36,851,003
Increase (decrease) in cash and cash equivalents		(26,924,255)	25,165,716
Cash and cash equivalents, beginning of period		37,593,985	3,463,357
Cash and cash equivalents, end of period		10,669,730	28,629,073

Supplemental cash flow information (Note 19)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and six months ended July 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Invictus MD Strategies Corp. is a publicly traded company listed on the TSX Venture Exchange (“TSXV”) under the symbol “GENE”, as well as "8IS1" on the Frankfurt Stock Exchange and "IVITF" on the OTCQX. The Company is primarily engaged in the investment, acquisition, and development of synergistic businesses in an effort to increase and sustain growth, value and profits in the medical cannabis industry.

The unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 31, 2018 and 2017, include Invictus MD Strategies Corp. and its subsidiaries (together referred to as “Invictus” or the “Company”) and the Company’s interest in affiliated companies. The Company’s most active subsidiaries include Acreage Pharms Ltd. (“Acreage Pharms”), Future Harvest Development Ltd. (“Future Harvest”) and Poda Technologies Ltd. (“Poda”). The Company’s most active investments include an ownership interest in AB Laboratories Inc. (“AB Labs”) and AB Ventures Inc. (“AB Ventures”).

Acreage Pharms is a licensed producer and seller of medical cannabis in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). Future Harvest produces and sells plant fertilizers, nutrients and other supplies for hydroponics. Poda is engaged in the development of a new and improved technology to vaporize cannabis. AB Labs is a licensed producer and seller of medical cannabis in Canada pursuant to the ACMPR, and AB Ventures is in the application phase for a license to produce medical cannabis under ACMPR.

The Company was incorporated on February 11, 2014, under the Business Corporations Act (British Columbia). The head office is located at 300 – 15047 Marine Drive, White Rock, British Columbia, Canada, V4B 1C5, and the registered and records office is located at 10th floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. In preparation of these unaudited condensed interim consolidated financial statements, the Company has consistently applied the same accounting policies disclosed in the Company’s audited annual consolidated financial statements for the year ended January 31, 2018, with the exception of the new accounting standards adopted in the current year, as described below.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on September 28, 2018.

Basis of presentation and measurement

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries and have been presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries, on a historical cost basis, except for biological assets and certain financial instruments, which are measured at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets. The expenses within the unaudited condensed interim consolidated statements of operations and comprehensive loss are presented by function.

The notes presented in these unaudited condensed interim consolidated financial statements include, in general, only significant changes and transactions occurring since January 31, 2018. As such, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2018.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and six months ended July 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

Basis of consolidation

These unaudited condensed interim consolidated financial statements comprise the financial statements of the Company and its Canadian subsidiaries, as presented below. Subsidiaries are those entities which the Company controls by having the power to govern the financial and operational policies of the entity. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All intercompany transactions and balances have been eliminated.

	Percentage ownership interest
	July 31, 2018	January 31, 2018
Greener Pastures Marihuana Dispensary Ltd.	100%	100%
Poda Technologies Ltd.	100%	100%
Vitaleaf Management Inc. (inactive)	100%	100%
Prestige Worldwide Holdings Inc.	100%	100%
Future Harvest Development Ltd.	82.5%	82.5%
Acreage Pharms Ltd.	100%	100%
Gene-etics Strains Co.	100%	0%
2102168 Alberta Ltd.	100%	0%

New accounting standards adopted in the current year

On February 1, 2018, the Company adopted amendments to IFRS 2, “Share-based Payment”. The amendments provide clarification on how to account for certain types of share-based transactions. The adoption of this amendment did not have any impact on the Company’s unaudited condensed interim consolidated financial statements.

On February 1, 2018, the Company adopted IFRS 9, “Financial Instruments”. IFRS 9 introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected credit loss impairment model and a substantially reformed approach to hedge accounting. The Company adopted a retrospective approach and as IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities there was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date. The introduction of the new expected credit loss impairment model did not have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

On February 1, 2018, the Company adopted IFRS 15, “Revenue from Contracts with Customers”. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. The Company elected to apply IFRS 15 using a full retrospective approach. Under IFRS 15, revenue from the sale of fertilizers and nutrients and medical cannabis would be recognized at a point in time when control over the goods has been transferred to the customer. The Company transfers control and satisfies its performance obligation upon delivery and acceptance by the customer, which is consistent with the Company’s former revenue recognition policy under IAS 18. Therefore, the adoption of IFRS 15 did not have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

New accounting standards issued but not yet effective

New standard IFRS 16, "Leases" is not yet effective for the period ended July 31, 2018 and has not been applied in preparing these unaudited condensed interim consolidated financial statements. The Company has not early adopted this new standard.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and six months ended July 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

3.	ACCOUNTS RECEIVABLE

	July 31,	January 31,
	2018	2018
	$	$
Trade accounts receivable	376,841	735,939
GST and taxes recoverable	483,012	147,442
	859,853	883,381

4.	PREPAID EXPENSES AND OTHER

	July 31,	January 31,
	2018	2018
	$	$
Prepaid advertising and marketing	2,049,724	57,242
Prepaid insurance	226,653	16,541
Other prepaid expenses	255,586	255,326
	2,531,963	329,109

5.	BIOLOGICAL ASSETS

	July 31,	January 31,
	2018	2018
	$	$
Balance, beginning of period	181,534	–
Purchases of seeds and clones	5,292	21,000
Changes in fair value less costs to sell due to biological transformation	360,095	1,311,925
Transferred to inventory upon harvest	(490,717)	(1,151,391)
Balance, end of period	56,204	181,534

Biological assets are valued in accordance with IAS 41 and are presented at their fair value less costs to sell up to the point of harvest. The Company’s biological assets consist of cannabis plants, and because there is no actively traded commodity market for plants or dried product, the valuation of these biological assets is obtained using valuation techniques where the inputs are based upon unobservable market data. These inputs are Level 3 on the fair value hierarchy, and are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Company values cannabis plants at cost, which approximates fair value from the date of initial clipping from mother plants until the plants begin the propagation cycle. The number of weeks in the growth cycle is between nine and eleven weeks from propagation to harvest. The fair value of biological assets is determined using a valuation model to estimate expected harvest yield per plant applied to the estimated price per gram less processing and selling costs.

The selling price is between $3.00 and $10.00 per gram.

The harvest yield is between 30 and 65 grams per plant.

The selling price used in the valuation of biological assets is based on the average selling price of all cannabis products and can vary based on strain, as well as the proportion derived from wholesale compared to retail. Expected yield is also subject to a variety of factors including strain and length of growth cycle. Processing costs include post-harvest labour, lab testing, packaging and labelling, and allocated overheads. Selling costs include shipping, order fulfillment, customer maintenance and point of sale costs.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and six months ended July 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

The Company includes repairs and maintenance of the cultivation facilities in variable production overheads. Fixed production overheads include depreciation associated with cultivation equipment and buildings. The allocation of fixed production overheads is based on the normal capacity of the facilities. Normal capacity is defined as the production expected to be achieved on average over a number of periods or seasons under normal circumstances, accounting for the loss of capacity resulting from planned maintenance.

During the period, there was no material change to the significant inputs and therefore there has been no change in the determined fair value per plant.

The Company has quantified the sensitivity of the significant unobservable inputs used to calculate the fair value of biological assets recorded in its unaudited condensed interim consolidated financial statements and determined the following:

Selling price per gram – a decrease in the average selling price per gram of 5% would result in a decrease in biological assets of $1,205 (January 31, 2018: $8,075) and a decrease in inventory of $70,689 (January 31, 2018: $57,885)

Harvest yield per plant – a decrease in the harvest yield per plant of 5% would result in a decrease in biological assets of $1,201 (2017: $8,027).

6.	INVENTORY

	July 31,	January 31,
	2018	2018
	$	$
Dry cannabis
Finished goods	1,961,215	1,062,184
Work-in-process	43,974	273,073
	2,005,189	1,335,257
Fertilizers and nutrients
Finished goods	478,287	312,298
Materials and supplies	478,835	654,929
	957,122	967,227
	2,962,311	2,302,484

As at July 31, 2018, the Company held 293,883 grams of dried cannabis, comprised of 238,977 grams awaiting release for sale and 54,906 grams held for future extract production (January 31, 2018: 185,846 grams of dried cannabis, comprised of 136,949 grams awaiting release for sale and 48,897 grams held for future extract production).

The cost of inventory is recognized as an expense and included in cost of sales when sold. For the six months ended July 31, 2018, the amount of inventory recognized in cost of sales was $1,081,395, comprised of $4,814 dried cannabis and $1,076,581 fertilizers and nutrients (2017: $632,190 fertilizers and nutrients).

7.	LOANS RECEIVABLE

(a)	As at July 31, 2018, the Company has a loan receivable of $75,000 from a non-related party (January 31, 2018: $75,000). The amount due was unsecured, non-interest bearing, and is due on demand.

(b)

As at July 31, 2018, the Company has a loan receivable of $1,000,000 from AB Labs, a related party as described in Note 8 (January 31, 2018: $300,000). The amount due is unsecured, non- interest bearing, and is due on demand.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and six months ended July 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

8.	INVESTMENTS IN ASSOCIATES

On November 29, 2017, the Company entered into a binding letter of intent (“LOI”) for an option to increase the Company’s ownership interest in AB Labs from 33.33% to 50%, and on February 6, 2018, the Company exercised its option to acquire an additional 16.67% ownership in AB Labs. The exercise price of the option was $10,000,001, and will be used by AB Labs as follows:

(i)	$2,750,000 for the purchase of the “Primary Facility” building;
(ii)	$5,200,000 for the purchase of the “Secondary Facility” land and building, and for the anticipated construction costs of the Secondary Facility; and
(iii)	$2,050,001 for working capital purposes.

The increased investment in AB Labs results in the Company having 50% of the equity. However, the President of AB Labs holds the remaining 50% and retains power and control to manage operations without restriction. In addition to the payment of the purchase price for the Primary Facility and Secondary Facility, the use of the proceeds shall also include all closing costs related to the purchase of the properties.

Following close of the increased investment in AB Labs, the Company made an operating line of credit in the amount of $2,000,000 available to AB Labs for the sole purpose of being used to satisfy any expenditures for the construction of the Secondary Facility not satisfied by the option price. The Loan Agreement shall be entered into prior to the first advance under the loan.

On May 25, 2018, the Company paid $3,000,000 to AB Ventures to increase its ownership to 22.22% . Upon payment of the remaining $2,500,000 commitment the Company will have a 33.33% ownership interest in AB Ventures.

The following table summarizes the change in investment in associates for the six months ended July 31, 2018:

AB Labs	$
Balance, January 31, 2018	11,302,015
Consideration paid	10,000,001
Equity loss on investment	(392,920)
Balance, July 31, 2018	20,909,096

AB Ventures
Balance, January 31, 2018	1,978,987
Consideration paid	3,000,000
Equity loss on investment	(6,976)
Balance, July 31, 2018	4,972,071
Total	25,881,167

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and six months ended July 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

9.	PROPERTY, PLANT AND EQUIPMENT

		Computer	Computer	Leasehold	Manufacturing	Office	Facility
	Buildings	hardware	software	improvements	equipment	equipment	equipment	Total
	$	$	$	$	$	$	$	$
Cost
Balance, January 31, 2018	5,191,107	362,909	15,497	12,382	20,995	8,749	636,760	6,248,399
Additions	6,205,586	29,426	–	–	920	–	998,563	7,234,495
Balance, July 31, 2018	11,396,693	392,335	15,497	12,382	21,915	8,749	1,635,323	13,482,894

Accumulated depreciation
Balance, January 31, 2018	87,462	128,845	2,749	4,687	12,379	3,012	137,867	377,001
Depreciation	85,804	97,263	1,249	1,259	1,823	941	52,212	240,551
Balance, July 31, 2018	173,266	226,108	3,998	5,946	14,202	3,953	190,079	617,552

Carrying amounts
Balance, January 31, 2018	5,103,645	234,064	12,748	7,695	8,616	5,737	498,893	5,871,398
Balance, July 31, 2018	11,223,427	166,227	11,499	6,436	7,713	4,796	1,445,244	12,865,342

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and six months ended July 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

10.	INTANGIBLE ASSETS

		Health
	Intellectual	Canada	Gene-etics
	property	License	IP	Other	Total
	$	$	$	$	$
Balance, January 31, 2018	1,524,656	39,076,709	–	40,000	40,641,365
Additions	319,193	–	6,175,335	802,502	7,297,030
Amortization	–	(1,006,960)	(457,578)	–	(1,464,538)
Balance, July 31, 2018	1,843,849	38,069,749	5,717,757	842,502	46,473,857

As at July 31, 2018, the intellectual property was not yet available for use. The ACMPR cultivation license is amortized over the 20-year life of the leased property.

On March 13, 2018, the Company appointed Gene Simmons as its Chief Evangelist Officer. Pursuant to the terms of the agreement the Company acquired all the issued and outstanding shares of Gene-etics Strains Co (“Gene-etics”), which includes certain licensed characteristics, promotional materials and other intellectual property, personality rights and publicity rights (collectively “Gene-etics IP”). The consideration payable by the Company to Gene Simmons will be comprised of cash and common shares of the Company issued at the fair value market price of $1.55 per share as follows:

(i)	$3,299,423 (US$2,500,000) (paid);
(ii)	2,631,141 common shares (issued);
(iii)	1,973,355 common shares, issued on the date that is the later of (i) 180 days following the closing date, and (ii) the date on which a Master Services Agreement has been executed by each party; and
(iv)

1,973,355 common shares, issued on the date that is the later of (i) 240 days following the closing date, (ii) January 2, 2019, and (iii) the date on which a Master Services Agreement has been executed by each party.

The Company incurred professional fees of $210,477 that were capitalized in connection with the acquisition of Gene-etics.

The Company determined that this transaction is an asset acquisition as the intangible assets acquired did not constitute a business. The fair value of the intangible assets was determined using a combination of the comparative income differential method and the discounted cash flow method. In addition, the fair value of the management contract with Gene Simmons was calculated as the net present value of the savings over the term of the five-year contract. The unallocated difference between consideration paid and the fair value of the assets acquired was expensed to sales and marketing.

The fair value of the assets acquired are as follows:

$
Consideration paid
Cash	3,299,423
Fair value of 2,631,14 common shares at closing	4,084,044
7,383,467

$
Fair value of assets acquired
Intangible assets	5,964,858
Unallocated difference expensed to sales and marketing	1,418,609
7,383,467

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and six months ended July 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

11.	BUSINESS COMBINATION AND GOODWILL

On April 25, 2017, the Company acquired 100% of the issued and outstanding shares of Acreage Pharms (the “Acquisition”) by exercising its share purchase option agreement that was entered into on February 24, 2017. As a result of the Acquisition, Acreage Pharms operates as a wholly-owned subsidiary of Invictus MD.

The Company determined that this transaction is a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired and the liabilities assumed were recorded at their estimated fair value at the acquisition date.

The Company applied a market approach, and specifically the mergers and acquisition method, for measuring the fair value of the license to produce medical cannabis under ACMPR. This valuation model uses data from actual market transactions regarding the sale of similar companies or groups of assets to determine the price of the asset under review. The resulting goodwill represents the sales and growth potential of Acreage Pharms. As at January 31, 2018, management assessed the recoverable amount of goodwill and concluded that an impairment charge was not required.

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	July 31,	January 31,
	2018	2018
	$	$
Trade accounts payable	3,675,318	1,109,498
Accrued liabilities	117,641	813,950
GST and taxes payable	19,913	19,913
Payroll liabilities	30,053	77,877
	3,842,925	2,021,238

13.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions have occurred in the normal course of operations. Related party transactions occur and are recorded at the amounts agreed between the parties.

For the six months ended July 31, 2018, the Company was charged $459,000 in salaries and bonuses (2017: $625,000) by the Chairman and CEO of the Company.

For the six months ended July 31, 2018, the Company was charged $62,500 in salaries (2017: $20,000) by the CFO of the Company.

For the six months ended July 31, 2018, the Company was charged $120,000 in salaries (2017: $61,846) by the President and CEO of Acreage Pharms.

For the six months ended July 31, 2018, the Company was charged $55,000 in Director fees by the independent Directors of the Company (2017: nil). As at July 31, 2018, $27,500 remain outstanding in accounts payable and accrued liabilities (January 31, 2018: $100,000).

For the six months ended July 31, 2018, the Company was charged $25,500 (2017: $25,500) in management fees and $60,848 (2017: $58,710) in rent by a company controlled by a former Director of the Company.

Key management personnel compensation

Key management is comprised of the Company’s directors and executive officers. The Company incurred the following key management compensation charges during the six months ended July 31, 2018 and 2017:

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and six months ended July 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

	2018	2017
	$	$
Salaries, bonuses, fees and benefits	722,000	732,346
Share-based payments	1,191,435	3,643,985
	1,913,435	4,412,417

14.	SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance and an unlimited number of non-voting and non-participating Class A redeemable preferred shares.

As at July 31, 2018, the Company had 96,623,857 common shares issued and outstanding (January 31, 2018: 89,313,485).

As at July 31, 2018, no Class A preferred shares issued are issued or outstanding (January 31, 2018: nil).

Gene-etics acquisition

On March 13, 2018, the Company appointed Gene Simmons as its Chief Evangelist Officer. Pursuant to the terms of the agreement the Company acquired all the issued and outstanding shares of Gene-etics Strains Co. The consideration payable by the Company to Gene Simmons will be comprised of cash and common shares of the Company issued at the fair value market price of $1.55 per share as follows:

(i)	$3,299,423 (US$2,500,000) (paid);
(ii)	2,631,141 common shares (issued);
(iii)	1,973,355 common shares, issued on the date that is the later of (i) 180 days following the closing date, and (ii) the date on which a Master Services Agreement has been executed by each party; and
(iv)

1,973,355 common shares, issued on the date that is the later of (i) 240 days following the closing date, (ii) January 2, 2019, and (iii) the date on which a Master Services Agreement has been executed by each party.

Escrow shares

As at July 31, 2018, the Company has 166,667 common shares held in escrow with the following escrow provisions:

-	100,000 shares to be released once Poda has earned an aggregate of $2.5 million in gross revenues;

-	66,667 shares to be released once Poda has earned an aggregate of $12.5 million in gross revenues.

The first escrow issuance and the second escrow issuance are subject to a top-up mechanism, such that if the volume-weighted average trading price of the Company's common shares on the stock exchange for the seven most recent trading days immediately preceding the first sales milestone is below $0.50, or below $0.75 as of the second sales milestone, then the Company has the option to issue either additional common shares, cash payment or a combination thereof to the inventors, such that the aggregate value of the consideration issued at each milestone is equal to $500,000 and provided that the issuance of any additional common shares is not less than an issue price of $0.10.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and six months ended July 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

Stock option plan

The Company has adopted a rolling incentive stock option plan (the “Option Plan”) which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the applicable stock exchange’s requirements, grant to Directors, officers, employees or consultants to the Company, non-transferable options to purchase common shares. Pursuant to the Option Plan, the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares of the Company. Options granted under the Option Plan can have a maximum exercise term of 10 years from the date of grant. Vesting terms will be determined at the time of grant by the Board of Directors.

For the six months ended July 31, 2018, the Company recognized share-based compensation of $1,571,727 (2017: $4,612,568).

Movements in the number of stock options outstanding and their related weighted average exercise prices are as follows:

		Weighted
		average
	Number of	exercise price
	options	$
Outstanding, January 31, 2018	8,518,000	1.55
Granted	1,395,000	1.76
Exercised	(332,500)	1.32
Cancelled	(82,500)	1.64
Outstanding, July 31, 2018	9,498,000	1.59

For the six months ended July 31, 2018, 332,500 stock options were exercised for proceeds of $508,050 (2017: 100,000 stock option were exercised for proceeds of $92,000).

The following summarizes information about the stock options outstanding and exercisable as at July 31, 2018:

	Outstanding			Exercisable
	Weighted			Weighted
	average	Weighted		average	Weighted
	remaining	average		remaining	average
	contractual life	exercise price	Number of	contractual life	exercise price
Number of options	(years)	$	options	(years)	$
25,000	1.7	1.50	25,000	1.7	1.50
15,000	1.9	1.50	15,000	1.9	1.50
20,000	3.0	0.35	20,000	3.0	0.35
200,000	3.2	0.92	200,000	3.2	0.92
1,356,500	3.3	1.38	1,306,500	3.3	1.38
1,050,000	3.5	1.69	1,050,000	3.5	1.69
570,000	3.6	1.88	570,000	3.6	1.88
1,150,000	3.6	1.75	1,150,000	3.6	1.75
1,081,500	3.9	1.48	1,079,000	3.9	1.48
1,385,000	4.2	1.34	1,385,000	4.2	1.34
150,000	4.3	1.19	50,000	4.3	1.19
1,100,000	4.5	1.84	1,100,000	4.5	1.84
1,275,000	4.9	1.78	1,275,000	4.9	1.78
120,000	4.9	1.50	–	4.9	1.50
9,498,000	4.0	1.59	9,225,500	4.0	1.60

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and six months ended July 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

Warrants

Movements in the number of warrants outstanding and their related weighted average exercise prices are as follows:

		Weighted
		average
	Number of	exercise price
	warrants	$
Outstanding, January 31, 2018	15,236,743	1.76
Issued	–	–
Exercised	(4,346,731)	1.21
Expired	(1,080,903)	1.70
Outstanding, July 31, 2018	9,809,109	2.01

For the six months ended July 31, 2018, 4,346,731 warrants were exercised for proceeds of $5,267,467 (2017: 1,503,758 warrants were exercised for proceeds of $1,990,316).

The following summarizes information about the outstanding share purchase warrants exercisable to acquire common shares of the Company as at July 31, 2018:

Number of	Exercise
warrants	price
outstanding	$	Expiry date
4,614,566	2.35	September 2, 2018
688,039	1.65	September 2, 2018
140,909	2.35	September 2, 2018
1,000,000	1.50	October 25, 2018
2,787,047	1.75	November 24, 2018
578,548	1.75	December 1, 2018
9,809,109	2.01

15.	FINANCIAL INSTRUMENTS

IFRS 7, Financial Instruments Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include cash and cash equivalents, accounts receivable, loans receivable, and accounts payable and accrued liabilities. The carrying value of the financial instruments approximates their fair values due to their short-term and on demand nature.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and six months ended July 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

The following financial instruments are presented at fair value on a recurring basis:

		July 31, 2018
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	10,669,730	10,669,730	-	-

			January 31, 2018
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	37,593,985	37,593,985	-	-

The Company’s financial instruments are exposed to certain financial risks, including credit, liquidity, and currency risk.

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company seeks to limit its exposure to this risk by holding its cash and cash equivalents in large Canadian financial institutions. The Company does not have significant credit risk with respect to customers.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis, raising capital through equity financing, when required, and maintaining an accessible line of credit. As at July 31, 2018, the Company had working capital of $14,312,136(January 31, 2018: $39,083,089).

Currency risk

Currency risk is the risk that changes in foreign exchange rates will affect the Company’s income or the value of its holdings of financial instruments. The Company has minimal financial assets and liabilities held in foreign currencies.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company does not have loans and the line of credit is with a high credit quality financial institution.

16.	CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, enter into debt facilities, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach in the period. The Company considers its shareholders’ equity as capital.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and six months ended July 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

17.	COMMITMENTS

The Company has two operating leases with respect to its premises for operations and inventory storage.

Future minimum lease payments are as follows:

$
Remainder of 2019	77,925
2020	113,665
2021	100,601
292,191

Poda and the inventors have entered into a royalty agreement, whereby the inventors will receive a royalty in perpetuity equal to 3% of gross sales once Poda achieves cumulative gross revenue in the amount of $500,000.

On March 13, 2018, the Company appointed Gene Simmons as its Chief Evangelist Officer. Pursuant to the terms of the agreement the Company acquired all the issued and outstanding shares of Gene-etics Strains Co. The consideration payable by the Company to Gene Simmons will be comprised of cash and common shares of the Company issued at a deemed price of $1.55 per share as follows:

(i)	$3,299,423 (US$2,500,000) (paid);
(ii)	2,631,141 common shares (issued);
(iii)	1,973,355 common shares, issued on the date that is the later of (i) 180 days following the closing date, and (ii) the date on which a Master Services Agreement has been executed by each party; and
(iv)

1,973,355 common shares, issued on the date that is the later of (i) 240 days following the closing date, (ii) January 2, 2019, and (iii) the date on which a Master Services Agreement has been executed by each party.

On July 18, 2018, the Company announced that it had entered into a definitive option agreement (“Definitive Option Agreement”) for an option to acquire 100% (the “Option”) of the outstanding shares of a late-stage applicant (“OptionCo”) under the ACMPR from OptionCo current shareholders (the “Vendors”).

OptionCo has two properties: (1) a cannabis production and research facility located in Delta, British Columbia (“Delta Facility”), and (2) an additional property awaiting construction of a 50,000 square foot purpose-built indoor facility located in Mission, British Columbia (“Mission Location”). The exercise price of the Option (the “Exercise Price”) is as follows:

(i)	$2,500,000;
(ii)

Issuing to the shareholders of OptionCo, within 10 business days of exercising the Option, $10 million in common shares of the Company valued at a price per share being the greater of: (a) $1.65 per share and (b) the Company’s 10-day Volume Weighted Average Trading Price (“VWAP”) prior to the date of exercise with the following release schedule:

	a.	25% within 10 business days of exercising the Option; and
	b.	25% every 4 months thereafter.
(iii)

Investment in the sum of $10 million (the “Investment”) in cash into OptionCo to be used for a 50,000 square foot expansion of the Mission Location and working capital purposes. The Investment will be in the form of a commitment from the Company and will be paid into OptionCo over time on an as-needed basis;

(iv)

Issuing to the shareholders of OptionCo, within 10 business days of the Mission Location receiving its cultivation license under the ACMPR, $7 million in common shares of the Company valued at the VWAP immediately prior to the date of the Mission Location receiving its cultivation license under the ACMPR.

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and six months ended July 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

On July 20, 2018, the Company announced that it had entered into a binding letter of intent (“LOI”) to acquire 100% (the “Acquisition”) of the issued and outstanding shares of a company that operates medical cannabis clinics (‘Medical Clinics”) in the province of Alberta. In addition, the owners (the “Owners”) of the Medical Clinics have incorporated a separate company (“Retail Co.”) and are awaiting final review and approval for a retail cannabis license from the Alberta Gaming, Liquor and Cannabis Commission (the “AGLC”). The Company will have an option to purchase 100% of the issued and outstanding shares of Retail Co. upon approval by the AGLC of a change of control for the retail cannabis license.

18.	SEGMENT INFORMATION

The Company has two reporting segments: sale of cannabis and fertilizers, based on the type of products sold. The Company reports activities not directly attributable to an operating segment under Corporate. All property, plant and equipment are located in Canada.

	Cannabis	Fertilizer	Corporate	Total
	$	$	$	$
July 31, 2018
Total assets	69,732,495	1,849,046	45,781,432	117,362,973
Total liabilities	12,926,978	110,767	742,985	13,780,730
January 31, 2018
Total assets	59,785,210	2,468,449	53,193,145	115,446,804
Total liabilities	10,475,559	916,311	1,220,534	12,612,404

	Cannabis	Fertilizer	Corporate	Total
	$	$	$	$
For the six months ended
July 31, 2018
Revenue	3,745	1,759,293	–	1,763,038
Net income (loss)	(2,380,879)	85,061	(8,387,627)	(10,683,445)
For the six months ended
July 31, 2017
Revenue	–	1,059,879	–	1,059,879
Net loss	(843,753)	(182,572)	(10,831,202)	(11,857,527)

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and six months ended July 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

19.	SUPPLEMENTAL CASH FLOW INFORMATION

	Six months ended july 31,
	2018	2017
	$	$
Non-cash transactions
Fair value of accounts receivable of Acreage Pharms acquired	–	69,484
Fair value of property, plant and equipment of Acreage Pharms acquired	–	1,886,168
Fair value of intangible assets of Acreage Pharms acquired	–	40,640,000
Fair value of accounts payable and accrued liabilities of Acreage Pharms acquired	–	66,827
Fair value of deferred tax liability of Acreage Pharms acquired	–	10,825,941
Fair value of share purchase warrants issued as finder's fee	–	947,397
Fair value of warrants reallocated to share capital from contributed surplus upon exercise	1,858,603	80,863
Fair value of stock options reallocated to share capital from contributed surplus upon exercise	369,298	527,654
Shares issued for services rendered	–	3,032,000
Shares issued for acquisition of Acreage Pharms	–	36,800,000
Warrants issued for acquisition of Acreage Pharms	–	2,890,884
Shares issued for acquisition of Gene-etics	4,084,044	–

	July 31,	January 31,
	2018	2018
	$	$
Cash and cash equivalents
Cash	3,669,730	16,793,985
GICs	7,000,000	20,800,000
	10,669,730	37,593,985

Cash equivalents consist of redeemable guaranteed investment certificates (“GICs”) of $7,000,000 (January 31, 2018: $20,800,000), which are redeemable prior to maturity without significant costs or penalties.

20.	SUBSEQUENT EVENTS

1)

On August 7, 2018, the Company’s wholly-owned subsidiary, Acreage Pharms signed a commitment letter for a $25.5 million debt financing arrangement with an interest rate at prime plus 2% per annum with ATB Financial to accelerate the construction of its Phase 3 and Phase 4 cannabis cultivation facilities located in West-Central Alberta. On September 6, 2018, Acreage Pharms closed the $25.5 million debt financing arrangement.

2)

On August 30, 2018, the Company announced that it had entered into a binding Letter of Intent (“LOI”) with GTEC Holdings Ltd. (“GTEC”) (TSXV: GTEC) to provide GTEC with a non-revolving unsecured convertible loan (the “Loan Facility”) in an amount up to $2,000,000, and interest rate of prime plus 5%. Subject to regulatory approvals, all or a portion of the principal and accrued interest on the Loan Facility may be convertible into common shares of GTEC, at the option of Invictus, at any time prior to or on the last business day immediately preceding the Maturity Date, as defined below, at a conversion price equal to $1.50 per common share. Upon mutual agreement of both parties and prior to the Maturity Date, Invictus may increase the amount of the Loan Facility up to $6,000,000. The Loan Facility shall have a term that commences on the date of the execution of a definitive agreement and ends on a date that is two years following the date of the first advance (the “Maturity Date”).

3)

On September 11, 2018, the Company announced that it had entered into an arrangement agreement (the "Agreement") dated September 10, 2018, with Poda to give effect to a spinout transaction and create a stand-alone entity to access international U.S. markets.

The Agreement will result in shareholders of the Company as at the effective date of the Arrangement (the "Effective Date") being entitled to receive, for each common share of the Company (an "InvictusShare") held as at such date:

Invictus MD Strategies Corp.
Notes to the condensed interim consolidated financial statements
For the three and six months ended July 31, 2018 and 2017
(Unaudited – expressed in Canadian dollars)

a.	one post-Arrangement common share of the Company (a "New Invictus Share"); and
b.	one common share of Poda (a "Poda Share").

Holders of outstanding warrants of the Company ("Warrants") immediately prior to the Effective Date will receive, upon exercise of each such Warrant at the same original exercise price, one New Invictus Share and one Poda Share, in lieu of the one Invictus Share that was issuable upon exercise of such Warrant immediately prior to the Effective Date.

4)

On September 26, 2018, the Company announced that it has entered into an agreement with PI Financial Corp. and GMP Securities L.P. as co-lead underwriters on behalf of a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis pursuant to a short form prospectus, 10,000,000 units (the "Units") of the Company at a price of $2.00 per Unit (the "Offering Price") for gross proceeds of $20,000,000 (the "Underwritten Offering"). In connection with the Offering, Eventus Capital Corp. has been appointed as a special advisor to the Company.

Each Unit shall consist of one common share of the Company and one-half of one transferable common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant shall be exercisable to acquire one common share of the Company for a period of 24 months from the Closing Date (as defined below) at an exercise price of $2.40.

In addition, the Company has granted the Underwriters an option (the "Over-Allotment Option" and together with the Underwritten Offering, the "Offering") to purchase additional Units, up to such number of additional Units as is equal to 15% of the Underwritten Offering, for a period of 30 days after and including the Closing Date to cover over-allotments, if any, and for market stabilization purposes.

A cash commission of 7.0% of the gross proceeds of the Offering shall be paid to the Underwriters on the closing of the Underwritten Offering and the closing of any Over-Allotment Option.

The Company intends to use the net proceeds of the Offering for capital expenditures for expansion, acquisitions, working capital and for general corporate purposes.

Closing of the Offering is anticipated to occur on or around October 19, 2018 (the "Closing Date") and is subject to certain conditions including, but not limited to the receipt of all applicable regulatory approvals including approval of the TSX Venture Exchange.